MERIDIAN HIVE MEADERY

Balance Sheets

December 31, 2019 and 2018

Assets		2019	2018
Current assets			
Cash	$	79,223	23,309
Accounts receivable		48,531	42,280
Inventory		135,053	120,386
Other current assets		4,452	6,535
Total current assets		267,259	192,510
Property and equipment -net		201,979	139,422
	$	469,238	331,932
Liabilities and Members' Deficit			
Current liabilities			
Accounts payable	$	62,042	33,738
Credit cards & line of credit payable		77,135	40,086
Keg deposits		16,110	15,258
Other current liabilities		12,511	16,298
Notes payable, related party - current portion		35,544	18,771
Total current liabilities	$	203,342	124,151
Long-term liabilities			
Advances, related party		131,011	151,438
Convertible notes, net		232,115	
Notes payable, net of current portion		354,911	324,284
Total liabilities	$	921,379	599,873
Members' deficit		(452,141)	(267,941)
	$	469,238	$ 331,932

Meridian Hive Meadery
Statements of Operations and Members'
Deficit

Years Ended December 31,	2019	2018	2017
Sales			
Retail	$ 71,645	$ 79,608	$ 95,660
Wholesale	760,791	546,618	633,363
Total Sales	832,436	626,226	729,023
Trade Spend	(5,512)	(8,280)	(2,839)
Net sales	826,924	617,946	726,184
Cost of Goods Sold	469,736	333,027	379,170
Gross Profit	357,188	284,919	347,014
Operating expenses:			
Salaries & wages	192,440	132,961	127,484
General & administrative	109,764	105,602	86,488
Selling expenses	72,206	58,273	41,933
Marketing exense	68,657	49,151	18,501
Taxes, permits, licenses	25,289	20,681	16,708
Shop expenses & other	13,879	10,397	12,846
Depreciation	34,288	29,380	27,214
Total Operating Expenses	516,523	406,445	331,174
Operating income (loss)	(159,335)	(121,526)	15,840
Other income (expense)			
Interest expense	(11,437)	(9,622)	(4,081)
Loss on inventory write-down	(16,422)	(54,338)	-
Other miscellaneous (expense) income	2,994	2,199	(2,903)

Total other exenses, net	(24,865)	(61,761)	(6,984)
Net income (loss)	(184,200)	(183,287)	8,856
Members' deficit, beginning of year	(267,941)	(144,654)	(183,510)
Members' contributions	-	60,000	30,000
Members' deficit, end of year	$ (452,141)	$ (267,941)	$ (144,654)

Meridian Hive Meadery
Statement of Cash Flows
Years Ended December 31, 2018, 2017 and 2016

	2019	2018	2017
Cash flows from operating activities:			
Net income (loss)	$ (184,200)	(183,287)	8,856
Adjustments to reconcile net income (loss) to net cash from operating activities:			
Depreciation	34,288	29,380	27,214
Loss on disposal of property and equipment	-	-	1,653
Change in operating assets and liabilities:			
Accounts receivable	(6,251)	2,737	(38,952)
Inventory	(14,667)	44,543	(88,217)
Other current assets	2,059	316	(5,102)
Accounts payable	28,304	(16,243)	48,868
Credit cards payable	9,628	17,874	(2,194)
Keg deposits	852	5,465	3,270
Other current liabilities	(3,787)	3,512	6,787
Net cash used in operating activities	(133,774)	(95,703)	(37,817)
Cash flows from investing activities:			
Purchases of property and equipment	(96,821)	-	(83,952)
Proceeds from sale of property and equipment	-	-	12,872
Net cash used in investing activities	(96,821)	-	(71,080)
Cash flows from financing activities:			
Proceeds from credit lines, net	6,994	37,527	60,381
Proceeds from notes payable, net	47,400	(13,983)	45,270
Proceeds from convertible notes, net	232,115		-
Contributions received from members	-	60,000	30,000
Net cash provided by financing activities	286,509	83,544	135,651

Net change in cash		55,914	(12,159)	26,754
Cash balance @ beginning of period		23,309	35,468	8,714
Cash balance @ end of period	$	79,223	23,309	35,468
Supplemental disclosure of cash flow information:				
Cash paid for interest	$	11,437	9,622	4,081

Mars Colony LLC
dba MERIDIAN HIVE MEADERY

Notes to Financial Statements

NOTE 1 - Organization and Nature of Activities

Nature of Business

Mars Colony, LLC d/b/a Meridian Hive Meadery is a Texas limited liability company formed under the laws of the State of Texas. The Company derives revenue from making and selling mead, an alcoholic beverage made by fermenting honey.

Management's Plans

The Company's strategic plan for 2020 and beyond is to continue to gain market share in the craft beverage industry by adding experienced sales personnel, increasing marketing initiatives and providing Distributor support in target expansion markets.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. Receivables consist of trade accounts receivables, resulting from contracts with customers in the ordinary operations of the business. Credit is extended to customers after an evaluation of credit worthiness.

At December 31, 2019, one Texas distributor accounted for 87% of accounts receivable. One Texas distributor and one major Texas grocery chain accounted for 50% of sales during 2019 and 2018. At December 31, 2018, four distributors accounted for 98% of accounts receivable.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for sales of products for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. The Company used the allowance method under GAAP for recording bad debts. As of December 31,2019 and December 31, 2018, management did not deem an allowance for uncollectable accounts to be necessary.

Inventory

Inventory consists of raw materials, work-in-progress, and finished goods that are held for sale. Inventory is accounted for at the lower of average cost or net realizable value on the first-in, first out basis. The Company evaluates inventory levels and expected usage on a periodic basis and Management's experience suggests that losses due to obsolescence or spoilage of inventory items are likely to be infrequent. No valuation allowance was considered necessary at December 31, 2019 and 2018.

Property and Equipment

Property and equipment are stated at cost. Equipment includes wine tanks, kegs, a glycol system, pumps and packaging-related assets. The Company capitalizes long-lived assets with an original purchase price of $750 or more. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is four to seven years, less a nominal amount to account for estimated salvage value. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Revenue Recognition

Revenues from product sales are recognized when title and risk of loss pass to the customer, which is generally upon purchase for items sold in the Company's tasting room, delivery of items sold in Austin, Texas, and shipment for items sold outside of Austin, Texas.

Trade Spend

The Company offers sales incentive and discounts from time to time through various promotions to customers that reduce the selling price of our products. These discounts are accounted for as a reduction in sales revenue.

Marketing Costs

The Company expenses marketing expenses and sales promotion costs as incurred. Marketing activities include promotional events or festivals, product tastings and outside marketing services primarily for the development and implementation of the Company marketing strategy. Marketing expenses were $68,657 for 2019, $49,151 for 2018, and $18,501 for 2017.

Income Taxes and Uncertainties

The Company is treated as a partnership for federal income tax purposes and its members report their respective share of the Company's taxable income or loss on their income tax returns. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Management has evaluated the Company's income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2019 or 2018. The Company is not currently under audit by any tax jurisdiction.

NOTE 3- Inventory

Inventory consisted of the following at December 31:

	2019	2018
Finished goods	$ 50,659	$ 47,867
Work in progress	34,176	26,544
Raw materials	18,584	27,619
Packaging and merchandise	31,634	18,356
	$ 135,053	$ 120,386

In September and October of 2018, two batches of finished   products that did not meet the Company's quality standards were recalled and destroyed. The loss related to this write-down was $54,338. The Company enhanced its quality control procedures to ensure products meet desired quality criteria.

NOTE 4 – Property and Equipment

Property and equipment of the following at December 31:

	2019	2018
Equipment	$ 316,433	$ 219,612
Leasehold improvements	38,050	38,050
	354,483	257,662
Less accumulated depreciation	$ 152,504	$ 118,240
,	$ 201,979	139,422

NOTE 5 – Advances – Related Party

The Company has obtained working capital advances from two members of the Company. These advances do not bear interest and no repayments that are currently due. The amount outstanding was $109,261 and $133,799 at December 31, 2019 and 2018, respectively. No repayments are expected in 2020.

NOTE 6 – Notes Payable - Related Party

The Company entered into an unsecured note payable with a member in July 2016 for the principal amount of $9,322. The note bears interest at 10% per annum with principal payable monthly. The principal balance is to be paid in full on or before the note matures in June 2020. Special consideration was given related to the note whereas the accrued interest totaling $2,027 was treated as a contribution to the Company in lieu of a payment for the accrued interest amount. The balance of the note was $1,165 at December 31, 2019 and $3,496 at December 31, 2018.

The Company entered into a note payable with a family member of a managing member of the Company in May 2017 for the principal amount of $45,000. The note bears interest at 5% per annum. The principal and accrued interest are paid monthly, with a final balloon payment of $8,000 along with any unpaid accrued interest and principal due in October 2020. The balance of the note was $19,297 at December 31, 2019 and $32,353 at December 31, 2018. The note was used to buy certain equipment for the Company and is secured by such equipment pursuant to a UCC Financing Statement filed with the Secretary of the State of Texas.

The Company entered into a note payable with a family member of a managing member of the Company in June 2017 for the principal amount of $10,000. The note bears interest at 5% per annum. The principal balance is to be paid in full on or before the note matures in July 2020. The balance of the note at December 31, 2019 was $2,482 and $5,866 at December 31, 2018. The note was used to buy certain equipment for the Company and is secured by such equipment pursuant to a UCC Financing Statement filed with the Secretary of the State of Texas.

The Company entered into a note payable with a family member of a managing member of the Company in August 2019 for the principal amount of $65,000. The note bears interest at 5% per annum. The principal balance is to be paid in full on or before the note matures in August 2024. The balance of the note at December 31, 2019 was $62,195. The note was used to buy certain equipment for the Company and is secured by such equipment pursuant to a UCC Financing Statement filed with the Secretary of the State of Texas.

The Company has an unsecured note payable with a member. The note bears interest of 4.5% per annum. The balance of the loan was $178,722 at December 31, 2019 and 2018. Pursuant to the loan agreement, annual principal and interest payments begin in February 2021.

Another managing member of the Company provided an unsecured loan in 2014 and for $120,000 with no principal repayment terms and an interest rate of 9%. Interest on the loan was added to the principal amount the loan during 2016 and was treated as a contribution to capital during 2017. The balance of loan was $122,618 at December 31, 2019 and 2018. In January 2018, the managing member agreed to renegotiate the terms of the loan with a 10-year unsecured note at 4.5% interest. Pursuant to the loan agreement, only interest payments were made in 2019 and will be made 2020. Principal payments will begin in 2021.

Total debt maturities for these loans are $34,544 in 2020, $44,381 in 2021, $45,462 in 2022, $46,595 in 2023, $44,795 in 2024 and $169,767 thereafter.

NOTE 7 – Convertible Notes

In March 2019, the Company issued convertible promissory notes in the principal amount of $249,500 through the Wefunder crowdfunding service. These notes bear a 6% interest and mature on March 1, 2022. The notes may convert into equity ownership units of the Company upon the certain events. Should the Company engage in a "qualified financing", which is an equity offering with its primary purpose of raising capital where the aggregate gross proceeds to the Company equal or exceed $1,000,000, the convertible promissory notes will automatically convert into the same equity units of such offering. The conversion formula will be based on the lesser of a 20% discount to the per unit price of the "qualified financing", or a "cap price" which is the quotient obtained by dividing $7,500,000 by the total outstanding equity units immediately prior to the "qualified financing".

NOTE 8 – Commitments

The Company leases its production facility and taproom location under a non-cancelable operating lease agreement through August 31, 2019. The Company subsequently continued the lease on a month-to-month basis. The Company expects to renegotiate the lease in mid-2020. Monthly rent expense under this lease was $3,300 for 2019 and 2018.

The Company leases a delivery van and a sales vehicle under non-cancelable operating lease agreements which began in October 2017 and terminate in September 2022 and a second sales vehicle which began in February 2018 and terminates in January 2023. Monthly lease expense under these leases ranged from $304 to $381 for 2019 and 2018. The total lease expense related to these leases was $11,585 for each of 2019 and 2018.

Minimum future payments under non-cancellable operating leases at December 31, 2019 are $11,892 in 2020, $11,892 in 2021, $9,838 in 2022 and $306 in 2023.

NOTE 9 – SUBSEQUENT EVENT

Effective January 27, 2020, the United State declared a public health emergency because of the widespread existence and spread of coronavirus cases throughout the world and in the United States. This emergency has created a significant economic impact and the length of the emergency situation is unknown. While the Company believes that there could be negative impacts on its business related to this situation, the majority of the Company's customers are retail businesses that continue to buy its products. The Company expects that its suppliers will continue to be able to provide necessary ingredients and materials to support continued production. Given the small number of employees, the Company expects to be able to operate in a safe manner utilizing distancing and sanitation practices. Given the overall large-scale business reductions and related unemployment conditions, any expectations noted above are uncertain and unquantifiable at this time.